ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES
AMENDMENT TO NORMAL COURSE ISSUER BID

Nashville, Tennessee and Vancouver, British Columbia - September 27, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce that the TSXV Venture Exchange (the "TSXV") has approved an amendment to the Company's normal course issuer bid (the "NCIB"), which commenced on June 10, 2022 and will conclude on the earlier of the date on which purchases under the NCIB have been completed and June 9, 2023.

The NCIB was amended to reflect that the Company is permitted to enter into an automatic share purchase plan ("ASPP") with its designated broker, Leede Jones Gable Inc., to facilitate the purchase of its Subordinate Voting Shares under the NCIB during times when the Company would not ordinarily be permitted to purchase such shares due to regulatory restrictions or self-imposed black-out periods. The ASPP was pre-cleared by the TSXV and is expected to be implemented before September 30, 2022. All other terms and conditions of the NCIB remain the same.

Under the NCIB, the Company may purchase for cancellation up to 1,648,783 Subordinate Voting Shares (representing approximately 5% of its issued and outstanding Subordinate Voting Shares as of June 6, 2022). Since commencement of the NCIB, the Company has purchased for cancellation a total of 224,000 Subordinate Voting Shares for an aggregate purchase price of US$1,236,421.69.

Management of the Company believes that the recent share prices do not reflect the Company's asset value and may be undervalued by the market from time to time and that the purchases under the NCIB will enhance shareholder value. Accordingly, the Company believes purchasing its Subordinate Voting Shares may represent an appropriate and desirable use of the Company's available cash and represents an opportunity to enhance shareholder value.

All purchases under the NCIB, including pursuant to the ASPP, will continue to be made through the facilities of the TSXV in accordance with the applicable rules and policies of the TSXV and applicable Canadian securities laws. All Subordinate Voting Shares purchased under the NCIB will be cancelled.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Alec Sheaff, Director, Business Development and Investor Relations

Phone: 615.475.8320

Email: asheaff@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements related to the NCIB and the ASPP, including the effective date of the ASPP and the acquisition of Subordinate Voting Shares pursuant to the NCIB, including the ASPP.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact that listing on Nasdaq has on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to meet Nasdaq's continued listing requirements; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.